

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via E-mail:
Michael I. Roth
Chairman and Chief Executive Officer
The Interpublic Group of Companies, Inc.
1114 Avenue of the Americas
New York, NY 10036

> **Re: The Interpublic Group of Companies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-06686**

Dear Mr. Roth:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   On your website you list three of your companies, McCann Erickson, Momentum Worldwide, and Universal McCann, as having offices in Damascus, Syria. In addition, Eshareh Advertising Agency, an Iranian company, claims on its website that it has a partnership with you. Finally, you state on pages 4, 5, and elsewhere that you operate in the Middle East, a region that can be understood to include Sudan. As you know, Syria, Iran, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated operations in, or other contacts with, Syria, Iran, and Sudan, whether through subsidiaries, agencies, partnerships, or other direct or indirect arrangements, since your letter to us dated December 18, 2009. Your response should describe any services you have provided into Syria, Iran, and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss for us the materiality of your contacts with Syria, Iran, and Sudan and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities since your December 2009 letter.   Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Iran, or Sudan.

Form 10-K for the Year Ended December 31, 2011

3.   We note from the disclosure in Note 8, Income Taxes, on page 61 that you currently have foreign subsidiary earnings of approximately $1,766.7 million and these earnings are considered to be permanently invested in those businesses. Disclose how much of your cash, cash equivalents and short-term investments are held by your foreign subsidiaries. You should also disclose in your discussion of liquidity that you would need to accrue and pay taxes if these funds are repatriated. In addition discuss how your permanent reinvestment in foreign operations may affect your liquidity. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350 for additional guidance and please provide us with your proposed disclosures in response to this comment.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310, Paul Fischer, Attorney Advisor, at (202) 551-3415, or me at (202) 551-3810 with any questions

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director